Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$32,439
Fixed charges	74,388
Capitalized interest	(666)
Distributions of earnings from unconsolidated affiliates	3,249
Total earnings	$109,410

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$70,309
Amortization of deferred financing costs	2,709
Financing obligations interest expense	(357)
Capitalized interest	666
Interest component of rental expense	1,061
Total fixed charges	74,388
Preferred Stock dividends	1,881
Total fixed charges and Preferred Stock dividends	$76,269

Ratio of earnings to fixed charges	1.47
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.43